Veren Confirms Quarterly Dividend

October 31, 2024 | Calgary, AB

Veren Inc. ("Veren", or the "Company") (TSX and NYSE: VRN) announces its Board of Directors has approved and declared a quarterly cash base dividend of $0.115 per share. The base dividend is payable on January 2, 2025 to shareholders of record on December 15, 2024.

These dividends are designated as "eligible dividends" for Canadian income tax purposes. For U.S. income tax purposes, Veren's dividends are considered "qualified dividends."

FOR MORE INFORMATION ON VEREN, PLEASE CONTACT:

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020

Address: Veren Inc. Suite 2000, 585 - 8th Avenue S.W. Calgary AB | T2P 1G1

www.vrn.com

Veren shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol VRN.